Alamos Gold Inc.	Suite 2010, 120 Adelaide Street West Toronto, Ontario Canada M5H 1T1 Telephone: (416) 368-9932 1-866-788-8801 Website: www.alamosgold.com Trading Symbol: TSX:AGI

Tuesday, March 20, 2007	For Immediate Release

Alamos Gold  Inc. Reports Expanded Global Mulatos Gold Resource

Toronto, Ontario - Alamos Gold Inc. (Alamos) (TSX: AGI) (the “Company”) announces increases in resources at its Mulatos project in Sonora, Mexico. The updated Measured and Indicated resource exclusive of material mined to date is 91.2 million tonnes at a grade of 1.26 grams per tonne of gold  (“g/t Au”) (0.5 g/t Au cut-off), for 3.71 million contained ounces of gold, compared to 75.6 million tonnes at 1.34 g/t Au (0.5 g/t Au cutoff) in the June 2004 Mulatos Feasibility Study (“MFS”) report, a net increase of 453,000 ounces of gold.  The updated global resource includes previously announced resource updates in the El Salto, Mina Vieja, and Escondida areas, but does not include the result of recent development drilling at Gap, El Victor and San Carlos.   The Company also reports 14.5 million tonnes at 0.99 g/t Au in the inferred category, for 458,700 contained ounces of gold at a 0.5 g/t Au cut-off, compared with 14.6 million tonnes at 1.05 g/t Au for 491,000 contained ounces gold at 0.5 g/t Au cut-off in the MSF report.

After accounting for all resources mined through to December 31, 2006, the Measured and Indicated resource contains 86.4 million tonnes at a grade of 1.24 g/t at a 0.5 g/t cutoff, for 3.44 million contained ounces. Resource expansion exploration projects have replaced all ounces mined since production began through the end of 2006, plus added an additional 182,000 Measured and Indicated gold resource ounces.

The Company expects to have a new resource figure for El Victor by the start of the second half of 2007. Previous internal reports prepared by Placer Dome, which are not in compliance with National Instrument  43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (“NI 43-101”), had quantified an inferred resource in the El Victor area of 23.9 million tonnes at a grade of 0.91 g/t Au at a 0.5 g/t Au cut-off grade for 700,000 contained ounces. As these resources were determined outside of NI 43-101 standards, they should not be relied upon. The Company is currently drilling in the Gap area, located between the El Victor and Escondida resource areas to follow-up on high-grade intercepts, including 33.5 meters of 4.09 g/t Au gold and 25.9 meters of 3.85 g/t Au gold. Additional work is expected to be done in the San Carlos areas to follow-up on significant gold intercepts, including 35 meters of 2.99 g/t Au gold and 48.8 meters of 4.69 g/t Au gold.

The following table summarizes the Measured and Indicated gold resource at several gold cut-off grades for the total deposit excluding material mined to date (original project topography) and total resources below pit topography as at December 2006. The resource shown in the table below complies with the definitions for Measured and Indicated resources as outlined by the Canadian Institute of Mining and Metallurgy (CIMM) and NI 43-101 guidelines.

Mulatos Project – Updated Resource Report Beneath Original Project Topography

Au Cutoff (g/t)	Measured Resource			Indicated Resource			Total M + I Resource
	Tonnes (000)	Au (g/t)	Au Ozs	Tonnes (000)	Au (g/t)	Au Ozs	Tonnes (000)	Au (g/t)	Au Ozs (000)

2	2,336	3.92	294,112	9,301	3.74	1,117,663	11,637	3.77	1,411,776
1.5	3,563	3.16	361,910	15,484	2.93	1,458,348	19,047	2.97	1,820,258
1	6.325	2.32	466,102	29,867	2.10	2,015,916	36,102	2.14	2,482,018
0.7	9.298	1.83	548,511	49,997	1.59	2,553,773	59,295	1.63	3,102,285
0.5	12,793	1.50	615,069	78,397	1.23	3,091,448	91,190	1.26	3,706,517
0.3	17,357	1.21	672,781	122,290	0.93	3,640,414	139,647	0.96	4,313,195
0	21,326	1.01	695,387	223,789	0.56	4,044,893	244,605	0.60	4,740,281

Mulatos Project – Resource Report Less Material Mined as at December 31, 2006

Au Cutoff (g/t)	Measured Resource			Indicated Resource			M + I Resource
	Tonnes (000)	Au (g/t)	Au Ozs	Tonnes (000)	Au (g/t)	Au Ozs	Tonnes (000)	Au (g/t)	Au Ozs

2	1,997	3.81	244,701	8,452	3.72	1,011,701	10,449	3.74	1,256,402
1.5	3,125	3.06	306,995	14,259	2.90	1,331,403	17,384	2.93	1,638,397
1	5,510	2.26	400,158	27,889	2.07	1,859,912	33,399	2.10	2,260,070
0.7	8,329	1.78	475,961	47,274	1.56	2,377,578	55,603	1.60	2,853,539
0.5	11,569	1.45	537,667	74,803	1.21	2,898,522	86,372	1.24	3,436,189
0.3	15,876	1.16	592,069	117,738	0.91	3,435,465	133,614	0.94	4,027,534
0	19,714	0.97	613,825	212,188	0.56	3,821,283	231,902	0.59	4,435,108

Keith Blair, Manager of Applied Geoscience LLC of Reno, Nevada, prepared the resource report combining the recently released Escondida deposit resource models and previously released Feasibility Study and El Salto/Mina Vieja resource models prepared by Mike Lechner, President of Resource Modeling Inc. of Tucson, Arizona. Both Mr. Blair and Mr. Lechner are recognized as Qualified Persons according to the requirements of NI 43-101. Details of the individual resource estimates are provided in previous releases of February 1, 2007, November 7, 2005, and January 21, 2004.  Resource models were generated for the original deposit topography, and for the portion of the deposit remaining below pit topography at the end of 2006. The exploration work in the Escondida, El Salto, Mina Vieja, San Carlos, and El Victor areas was conducted under the direction of Ken Balleweg, P. Geol, BSc. Geological Engineering, M.S. Geology, Alamos' Vice President of Exploration and a Qualified Person as defined by NI 43-101. Drilling and analytical methods for each individual resource area are outlined in the releases for each area and the 2004 Feasibility Study.

Alamos’ common shares are traded on the Toronto Stock Exchange under the symbol “AGI” and convertible debentures under the symbol AGI.DB”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

John A. McCluskey	Victoria Vargas de Szarzynski
President and Chief Executive Officer	Investor Relations
Tel: 416-368-9932 x203	Tel: 416-368-9932 x201
Email: vvargas@alamosgold.com

__________________________________________________________________________________________________

 The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact, included in this release, including without limitation statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Alamos, are forward looking statements that involve various risks and uncertainties.  The mineral resources estimates contained here are only estimates and no assurance can be given that any particular level of recovery of minerals will be realized or that an identified resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. In addition, the grade of mineralization ultimately mined may differ from the one indicated by the drilling results and the difference may be material. The estimated resources described herein should not be interpreted as assurances of mine life or of the profitability of future operations

There can be no assurance that forward looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Alamos’ expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled “Risk Factors” in Alamos’ Annual Information Form (“AIF”) and Form 40-F as filed with the United States Securities and Exchange Commission. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources:

These tables use the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of a Mineral Resource is economically or legally mineable.